  As filed with the Securities and Exchange Commission on February 22, 1995

                                                       Registration No. 33-86646
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ---------------

                                AMENDMENT NO. 2
                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------
                          SEEQ TECHNOLOGY INCORPORATED
            (Exact name of registrant as specified in its charter)

          Delaware                                             94-2711298
   (State of Incorporation)                                 (I.R.S. Employer
                                                           Identification No.)

                             47200 Bayside Parkway
                           Fremont, California  94538
                                 (510) 226-7400
   (Address and telephone number of registrant's principal executive offices)

                                ---------------

                              PHILLIP J. SALSBURY
                     President and Chief Executive Officer
                          SEEQ Technology Incorporated
                             47200 Bayside Parkway
                           Fremont, California  94538
                                 (510) 226-7400
           (Name, address and telephone number of agent for service)

                                ---------------

                                   Copies to:
                             SCOTT D. LESTER, Esq.
                          Brobeck, Phleger & Harrison
                               Spear Street Tower
                                   One Market
                        San Francisco, California 94105
                                 (415) 442-0900

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

 If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

   If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. /x/

                                -------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                          SEEQ TECHNOLOGY INCORPORATED

                             CROSS REFERENCE SHEET

                   PURSUANT TO ITEM 501(B) OF REGULATION S-K
                 SHOWING LOCATION IN PROSPECTUS OF INFORMATION
                         REQUIRED BY ITEMS OF FORM S-2


               ITEM NUMBER AND HEADING IN
            FORM S-2 REGISTRATION STATEMENT                             LOCATION IN PROSPECTUS
            -------------------------------                             ----------------------
 1.       Forepart of the Registration Statement and
          Outside Front Cover Page of Prospectus . .     Outside Front Cover Page of Prospectus

 2.       Inside Front and Outside Back Cover Pages
          of Prospectus  . . . . . . . . . . . . . .     Inside Front and Outside Back Cover Pages of
                                                         Prospectus

 3.       Summary Information, Risk Factors and Ratio
          of Earnings to Fixed Charges . . . . . . .     Prospectus Summary; Risk Factors

 4.       Use of Proceeds  . . . . . . . . . . . . .     Use of Proceeds

 5.       Determination of Offering Price  . . . . .     Outside Front Cover Page of Prospectus; Risk
                                                         Factors; Price Range of Common Stock and Dividend
                                                         Policy; Sale of the Shares

 6.       Dilution . . . . . . . . . . . . . . . . .     Not Applicable

 7.       Selling Security Holders . . . . . . . . .     Not Applicable

 8.       Plan of Distribution . . . . . . . . . . .     Outside Front and Inside Front Cover Pages of
                                                         Prospectus; Sale of the Shares

 9.       Description of Securities to be Registered     Outside Front Cover Page of Prospectus; Prospectus
                                                         Summary; Capitalization; Price Range of Common Stock
                                                         and Dividend Policy; Description of Capital Stock

 10.      Interests of Named Experts and Counsel . .     Not Applicable

 11.      Information with Respect to the Registrant     Outside Front and Inside Front Cover Pages;
                                                         Available Information; Incorporation of Certain
                                                         Documents By Reference; Additional Information;
                                                         Prospectus Summary; Risk Factors; Use of Proceeds;
                                                         Price Range of Common Stock and Dividend Policy;
                                                         Capitalization; Sale of the Shares; Description of
                                                         Capital Stock; Legal Matters; Experts
 12.      Incorporation of Certain Information By
          Reference  . . . . . . . . . . . . . . . .     Incorporation of Certain Documents By Reference

 13.      Disclosure of Commission Position on
          Indemnification for Securities Act
          Liabilities  . . . . . . . . . . . . . . .     Not Applicable

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PRELIMINARY PROSPECTUS DATED FEBRUARY 22, 1995


                           375,000 SHARES

                   SEEQ TECHNOLOGY INCORPORATED

                           COMMON STOCK
                    (PAR VALUE $.01 PER SHARE)

                        _______________________________


This Prospectus relates to the public offering, which is not being underwritten, of 375,000 shares (the "Shares") of Common Stock of SEEQ Technology Incorporated ("SEEQ" or the "Company"). The Shares are being offered hereby by the Company as partial consideration in the settlement of certain litigation pending against the Company. See "Sale of the Shares" for information relating to the disposition of the Shares offered hereby.

                        _______________________________


       THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                             SEE "RISK FACTORS."


                        _______________________________


         The Company's Common Stock is traded on the Nasdaq National Market under the symbol "SEEQ." The last sale price of the Company's Common Stock as reported on the Nasdaq National Market on February 17, 1995 was $1-15/32 per share.

                        _______________________________


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COM-
        MISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                        _______________________________


              THE DATE OF THIS PROSPECTUS IS _______________, 1995

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION MAY NOT LAWFULLY BE MADE.

                             AVAILABLE INFORMATION

         SEEQ Technology Incorporated ("SEEQ" or the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

         The Company has filed with the Commission a Registration Statement on Form S-2 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Shares offered hereby. This
Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Shares offered hereby, reference is hereby made to the Registration Statement. Statements contained in this Prospectus concerning the provisions of any documents referred to are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission.



                                        TABLE OF CONTENTS

                                                                                                 Page
                                                                                                 ----
AVAILABLE INFORMATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE . . . . . . .  . . . . . . . . . . . . . . . .    3
ADDITIONAL INFORMATION  . . . . . . . . . . . . . . . . . . .  . . . . . . . . . . . . . . . .    3
SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . .  . . . . . . . . . . . . . . . .    4
RECENT DEVELOPMENTS . . . . . . . . . . . . . . . . . . . . .  . . . . . . . . . . . . . . . .    5
RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . .  . . . . . . . . . . . . . . . .    7
USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . .  . . . . . . . . . . . . . . . .   16
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY . . . . . . .  . . . . . . . . . . . . . . . .   16
CAPITALIZATION  . . . . . . . . . . . . . . . . . . . . . . .  . . . . . . . . . . . . . . . .   17
SALE OF THE SHARES  . . . . . . . . . . . . . . . . . . . . .  . . . . . . . . . . . . . . . .   18
DESCRIPTION OF CAPITAL STOCK  . . . . . . . . . . . . . . . .  . . . . . . . . . . . . . . . .   19
LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . .  . . . . . . . . . . . . . . . .   20
EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . .  . . . . . . . . . . . . . . . .   20

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission are incorporated in this Prospectus by reference: (1) the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1994, filed pursuant to
Section 13 of the Exchange Act; (2) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1994, filed pursuant to Section 13 of the Exchange Act, as amended (3) the description of the Company's Common Stock contained in its Registration Statement on Form 8-B filed with the Commission on June 2, 1987; and (4) all other reports filed by the Company pursuant to
Section 13(a) or 15(d) of the Exchange Act.

         Each document incorporated into this Prospectus by reference shall be deemed to be a part of this Prospectus from the date of the filing of such document with the Commission. Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


         The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the request of any such person, a copy of any or all of the documents which are incorporated herein by reference (other than exhibits to such documents that are not specifically incorporated by reference herein). Requests should be directed to SEEQ Technology Incorporated, 47200 Bayside Parkway, Fremont, California 94538, Attention:
Secretary, telephone (510) 226-7400.

                             ADDITIONAL INFORMATION

         This Prospectus is accompanied by the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1994 and the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1994, as amended.

                                    SUMMARY

         The following summary is qualified in its entirety by the more detailed information and financial data appearing elsewhere or incorporated by reference in this Prospectus, including the information under "Risk Factors."

                                  THE COMPANY

         SEEQ Technology Incorporated (herein "SEEQ" or the "Company") is a leading supplier of Ethernet data communications products for networking applications. The Company was founded in 1981 to develop, manufacture and market products incorporating metal-oxide-silicon ("MOS") reprogrammable, nonvolatile memory integrated circuit technology. In 1983, the Company successfully developed the industry's first integrated Ethernet data communications controller in cooperation with 3COM Corporation. The Company combines its strengths in digital circuit and analog design with its communications systems expertise to produce mixed-signal data communication solutions that provide increased functionality and greater reliability and that result in lower total system cost. In February 1994, the Company sold its nonvolatile memory technology and related assets to focus on the data communications market.

         SEEQ has applied its advanced proprietary complementary metal-oxide-silicon ("CMOS") process technology to build media signaling integrated circuits for data communication applications. SEEQ's product development and marketing strategy is to target its products for sale to rapidly growing systems manufacturers in the high growth personal computer, workstation, printer, networking and telecommunication markets. SEEQ intends to target new and existing systems manufacturers who are performance and volume leaders in these markets. SEEQ's complete product line includes Ethernet data communication controllers, AutoDUPLEX(TM) Ethernet chip sets for automatic full duplex switched Ethernet applications, encoders/decoders, coaxial cable CMOS transceivers and unshielded twisted pair cable CMOS transceivers, and networking modules. The Company also designs media signaling integrated circuits for the emerging high speed local area network ("LAN") markets, including Fast Ethernet and Asynchronous Transfer Mode ("ATM").

         The Company's more than 125 customers worldwide include such personal computer, workstation and data communication industry leaders as Apple Computer, Cisco Systems, Hewlett Packard, 3COM, Cabletron, Compaq, and Silicon Graphics. SEEQ's Ethernet data communications products are sold in all market applications of Ethernet adapter cards, workstations, media attachment units, print servers, file servers, multiport repeaters, standard hubs, switching hubs, bridges and routers.


         The Company was originally incorporated in California in 1981 and was reincorporated in Delaware in February 1987. Its principal executive offices are located at 47200 Bayside Parkway, Fremont, California 94538, and its telephone number is (510) 226-7400.


                                  THE OFFERING

         The Shares are being offered by the Company to Brazos Partners, L.P. ("Brazos") in settlement of certain litigation pending against the Company.
The litigation involves an action originally instituted against the Company by a previous landlord for rent and damages under a lease of certain premises previously occupied by the Company. Promptly following the date of this Prospectus, the Company plans to enter into a final settlement of the litigation with Brazos. The terms of the settlement would provide for the payment by the Company of $37,500, the issuance by the Company to Brazos of the Shares offered hereby, and the assignment by the Company to Brazos of a $360,000 promissory note and a $75,000 security deposit on such premises, which are both currently due to the Company. Upon the execution of a settlement agreement in respect thereof andthe fulfillment of the terms thereof, including the issuance of the Shares offered hereby to Brazos, all such actions and related claims against the Company will be dismissed.

                              RECENT DEVELOPMENTS


         Pursuant to an Asset Purchase Agreement dated February 7, 1994 (the "Asset Purchase Agreement"), by and between the Company and Atmel Corporation ("Atmel"), Atmel purchased assets of the Company related to its electrically erasable programmable read only memory ("EEPROM") products (the "EEPROM
Asset Sale"). Under the terms of the Asset Purchase Agreement, Atmel acquired all of SEEQ's rights in assets related to the Company's nonvolatile memory products, including intellectual property, equipment, inventory and accounts receivable. The purchase price for such assets consisted of 135,593 shares of Atmel's Common Stock and $481,632 in cash. In addition, Atmel assumed certain liabilities under equipment leases for equipment used in producing nonvolatile memory products.


         During the third quarter of fiscal 1994, SEEQ sold the 135,593 shares of Atmel common stock it received in the EEPROM Asset Sale for total proceeds of $6,693,000, reflecting a gain on the sale of $1,693,000. A significant portion of the proceeds of such sale were deposited in two escrow accounts subject to claims of indemnity by Atmel under the Asset Purchase Agreement.
One escrow account, which contained $600,000 (recorded as other current assets), was subject to claims by Atmel with respect to the equipment, inventory and accounts receivable sold to Atmel in the EEPROM Asset Sale.
Atmel asserted a claim for the full amount deposited in this escrow account. SEEQ notified Atmel that it disagreed with the claim. On January 30, 1995, the Company entered into an agreement with Atmel to settle Atmel's claim. Under this agreement, out of the $600,000 in the escrow account, $250,000 has been distributed to Atmel and the remaining $350,000 has been distributed to SEEQ. All interest earned on the funds in such escrow account has been distributed proportionately between SEEQ and Atmel. The second escrow account, which originally contained $4,329,000 (recorded as other assets), is subject to any future claims that may be made by Atmel with respect to the EEPROM technology sold to Atmel in the EEPROM Asset Sale. During the first quarter of fiscal 1995, $300,000 was distributed to SEEQ from the second escrow account, leaving $4,105,859 on deposit therein, including interest earned to date. Atmel has notified SEEQ that, based on certain claims asserted by Hualon Microelectronics Corporation ("Hualon"), one of SEEQ's former foundries and joint development partners, that SEEQ previously granted Hualon certain license rights to the EEPROM technology, Atmel believes it may be entitled to assert a claim against this escrow account, although Atmel has not done so to date. The funds in this escrow account will remain in escrow until February 1999, or until a determination is made that SEEQ is entitled to such funds under any release condition in the escrow agreement, or, if Atmel makes a claim prior to February 1999 under such escrow, then until such claim is resolved by a court.

         In connection with the EEPROM Asset Sale, Atmel acquired 3,614,701 shares of the Company's Common Stock pursuant to a Stock Purchase Agreement dated February 7, 1994 (the "Stock Purchase Agreement"), by and between the Company and Atmel, representing 14% of the Company's outstanding shares of Common Stock as of such date. Such shares were purchased at a price of $1.25 per share, for a total purchase price of $4,518,376.


         On March 30, 1994, the Company filed a lawsuit in the United States District Court for the Northern District of California against Hualon, one of the Company's former foundries and joint development partners. In the lawsuit, the Company originally sought injunctive relief from the court to prevent Hualon from using certain of the nonvolatile memory technology sold by the Company to Atmel pursuant to the Asset Purchase Agreement, to which Hualon has asserted certain license rights under an alleged license agreement. In response to the Company's claims, Hualon asserted affirmative defenses and counterclaims seeking a declaration by the court that the alleged license agreement is valid and seeking specific performance of the alleged license agreement and other agreements previously entered into by the two parties. Hualon filed a motion for summary judgment and the Company's initial claim was subsequently dismissed by the court. Hualon has subsequently amended its counterclaims to include additional claims in the proceeding, including claims for damages for breach of, and for money owed pursuant to, other agreements between the Company and Hualon. The Company has subsequently amended its original complaint to include a number of additional claims against

Hualon, including claims for damages for breach of, and for money owed pursuant to, such other agreements. The Company will be entitled to receive the $4,105,859 of funds currently on deposit in the second escrow account, as described above, if, among other things, it is determined by the court that the alleged license agreement is invalid. The Company intends to vigorously prosecute its claims in this lawsuit and to defend the claims made by Hualon. The Company believes that its claims and defenses in this lawsuit are meritorious. However, there can be no assurance as to the possible outcome of this proceeding. In the event that the Company is not successful in invalidating the alleged license agreement, Atmel may assert a claim against the Company under the Asset Purchase Agreement, including a claim for damages suffered by Atmel as a result of Hualon's use of any of such technology, and, in the event any such claim by Atmel is determined to be valid, Atmel may recover any such damages from the escrow described above. The Company believes that, in the event of any claim by Atmel, the amount of damages that may be payable by the Company upon a resolution thereof will not have a material adverse effect on the Company's cash flow, financial position or results of operations. However, there can be no assurance as to such matters.

                                  RISK FACTORS


         In addition to the other information contained or incorporated by reference in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Common Stock offered hereby.

HISTORY OF OPERATING LOSSES; UNCERTAINTY OF FUTURE FINANCIAL RESULTS

         The Company has incurred substantial operating losses during each of the last five fiscal years. As of December 31, 1994, the Company had an accumulated deficit of approximately $113,000,000. The Company's revenues have also decreased substantially over the last five fiscal years. In addition, as a result of the EEPROM Asset Sale on February 7, 1994, the Company expects that its revenues will be substantially lower in future fiscal periods as compared to comparable periods in prior fiscal years. There can be no assurance that the Company will be able to achieve and maintain profitability or revenue growth in the future. The Company's ability to achieve and maintain profitability will depend on its ability to successfully manufacture and sell its products, to develop new products and to control its costs and expenses. Failure by the Company to achieve revenue growth or profitability would impair the Company's ability to sustain its operations.

LIQUIDITY; FUTURE CAPITAL REQUIREMENTS

         At December 31, 1994, the Company's unused sources of liquidity consisted of approximately $1,713,000 in cash and cash equivalents. As a result of the sale of assets and stock by the Company to Atmel on February 7, 1994, the Company received cash proceeds of approximately $5,000,000 and 135,593 shares of Atmel Common Stock. As described under "Recent Developments," a significant portion of the shares of Atmel Common Stock received by the Company in the EEPROM Asset Sale were placed in escrow pending any claims of indemnity by Atmel with respect to the nonvolatile memory technology, equipment, inventory and accounts receivable acquired. During April 1994, the Company sold the Atmel Common Stock received in the EEPROM Asset Sale for total proceeds of $6,693,000, of which $4,329,000 was placed in escrow to be held pending any claims by Atmel on the release of such funds to the Company under the terms and conditions of the applicable escrow agreements. During the first quarter of fiscal 1995, $300,000 was distributed to the Company from this escrow account, leaving $4,105,859 on deposit therein, including interest earned to date. This amount has been classified by the Company as long-term assets on the Company's balance sheet as of December 31, 1994. In addition, the Company filed a lawsuit against Hualon concerning claims by Hualon to certain license rights to the nonvolatile memory technology acquired by Hualon from the Company, which could potentially lead to a claim by Atmel against the funds held in such escrow. See "Recent Developments." In November 1993, the Company entered into a two-year line of credit agreement with the CIT Group Incorporated ("CIT") which provides for borrowings of up to 80% of eligible accounts receivable not to exceed $5,000,000. Interest on borrowings is charged at CIT's prime lending rate plus 2-1/4% and is payable monthly. This credit facility is secured by all of the Company's assets.
There can be no assurance that the Company will have adequate resources to satisfy its operating and working capital requirements. In addition, it may become necessary for the Company to raise additional funds from debt and/or equity financing. There can be no assurance that such funds will be available on terms acceptable to the Company, if at all.

FACTORS AFFECTING OPERATING RESULTS

         The Company believes that its future annual and quarterly operating results will be subject to quarterly variations based upon a wide variety of factors that could have a material adverse effect on the Company's revenues and profitability, many of which are outside the control of the Company. These factors include fluctuations in manufacturing yields, the timing of introduction of new products by the Company and its competitors, changes in the markets addressed by the Company's products, market acceptance of the Company's and its customers' products, the volume and timing of orders received, changes in the Company's product mix and customer base, the timing and extent of research and development expenditures, the availability and cost of semiconductor wafers from outside foundries, product obsolescence, price erosion, competitive factors, cyclical semiconductor industry conditions and general economic conditions. The Company's net revenue and cost of sales vary depending upon the mix of products sold. Any unfavorable changes in manufacturing yields or product mix, delays in new product introductions, underutilization of manufacturing capacity, increased price competition or other factors could have a material adverse effect on the Company's operating results and financial condition. Historically, average selling prices in the semiconductor industry have decreased over the life of any particular product. There can be no assurance that the average selling prices of the Company's current or future products will not be subject to significant pricing pressures in the future. In addition, the Company's business is characterized by short-term orders and shipment schedules, and customer orders typically can be canceled or rescheduled without significant penalty to the customer. Due to the absence of substantial noncancellable backlog, the Company typically plans its production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. In addition, the Company is limited in its ability to reduce costs quickly in response to any revenue shortfalls, which could have a material adverse effect on the Company's business, operating results and financial condition.

DEPENDENCE ON NEW PRODUCT DEVELOPMENT AND TECHNOLOGICAL CHANGE

                 The average selling prices of the Company's products historically have decreased over the products' lives and are expected to continue to do so. To offset average selling price decreases typically experienced over the life of any particular product, the Company relies primarily on obtaining cost reductions in the manufacture of those products and on introducing new, higher priced products which incorporate advanced features or address new or emerging markets. To the extent that such cost reductions and new product introductions do not occur in a timely manner, the Company's operating results will be adversely affected. As a result, the Company's operating results will depend to a substantial extent on its ability to continue to successfully introduce new products on a timely basis that compete effectively on the basis of price and performance and that address customer requirements. The success of new product introductions is dependent upon several factors, including proper new product definition, timely completion and introduction of new product designs, availability of production capacity, achievement of acceptable manufacturing yields and market acceptance of such new products. The development cycle for new products is generally one to two years, depending upon the complexity of the product. In addition, because of the complexity of its products, the Company has experienced delays from time to time in completing the development and introduction of new products. Accordingly, new product development requires a long-term forecast of market trends and customers' needs and may be adversely affected by competing technologies serving markets addressed by the Company's products. Although the Company has successfully developed new products in the past, there can be no assurance that it will continue to be able to do so in the future. In this regard, as a result of the Company's financial results in the past several years and other factors, the Company has been unable to introduce new products as fast as existing products become obsolete or as such product sales decline, as reflected by the reductions in sales over such period. There can be no assurance this will not occur in future periods. The markets for the original equipment manufacturers who purchase the Company's products are characterized by rapidly changing technology, evolving industry standards and improvements in products and services. If technologies or standards supported by the Company's products become obsolete or fail to gain widespread commercial acceptance, the Company's business may be materially adversely affected. As a result, the Company believes that continued significant expenditures for research and development will be required in the future. If the Company were unable to design, develop and introduce competitive products on a timely basis, its future operating results would be materially adversely affected.

         New products are generally incorporated into a customer's products or systems at the design stage. However, design wins, which can often require significant expenditures by the Company, may precede the generation of volume sales, if any, by a year or more. Moreover, the value of any design win will depend in large part on the ultimate success of the customer's product and on the extent to which the system's design accommodates components manufactured by the Company's competitors. No assurance can be given that the Company will achieve design wins or that any design win will result in significant future revenue.

DEPENDENCE UPON INDEPENDENT MANUFACTURERS AND ASSEMBLY SUPPLIERS

         All of the Company's products are currently manufactured to the Company's specifications by independent subcontractors, and the Company maintains no wafer manufacturing or assembly operations of its own. The Company currently utilizes semiconductor wafer manufacturing subcontractors located in South Korea, Japan and the United States. The Company also contracts with independent assembly suppliers located in Asia for the assembly of all of its products, and relies principally on one assembly contractor located in South Korea. As a result, all of the Company's products are manufactured by independent foundries and assembled by foreign assembly contractors. Consequently, the Company currently relies exclusively on the manufacturing, assembly and other resources of these independent manufacturers and assembly suppliers. Currently, certain of these independent manufacturers serve as the sole source for several of the Company's products. The Company's reliance on subcontractors to manufacture and assemble its products involves significant risks, including reduced control over delivery schedules, the potential lack of adequate capacity, reduced control over fluctuations in manufacturing yields, discontinuation or phase-out of such subcontractors' production processes, and potential misappropriation of proprietary intellectual property. To date, the process of transferring the Company's manufacturing operations to these independent manufacturers has been acceptable; however, there can be no assurance that problems will not occur in the future, or that such manufacturers will be able to produce wafers at acceptable yields and to deliver wafers to the Company in a timely manner. There can be no assurance that the Company will not experience problems in timeliness, yields and quality of wafer deliveries from its wafer manufacturing subcontractors, each of which could have a material adverse effect on the Company's operations and operating results. In addition, although the Company has entered into manufacturing agreements with each of these independent manufacturers, there can be no assurance that such manufacturers will continue to manufacture products for the Company. In this regard, at various times during fiscal 1992, 1993 and 1994, the Company experienced significant delays in the delivery of wafer products having acceptable yields and quality from Hualon, which, during fiscal 1992, 1993 and for the first five months of fiscal 1994, was the Company's most significant foundry partner, which had a material adverse effect on the Company's results of operations and financial condition. Since the second quarter of fiscal 1994, Hualon has not served as a foundry for the Company.

         The Company does not have long-term, non-cancelable contracts with its wafer suppliers. Therefore, the Company's wafer suppliers could choose to prioritize capacity for other uses or reduce or eliminate deliveries to the Company on short notice. Accordingly, there can be no assurance that the Company's foundries will allocate sufficient wafer manufacturing capacity to the Company to satisfy the Company's product requirements. In addition, the Company has been, and expects to continue to be in the future, particularly dependent on one or more foundries for its wafer manufacturing requirements. Any sudden demand for an increased amount of wafers or sudden reduction or elimination of any existing source or sources of wafers could result in a material delay in the shipment of the Company's products. There can be no assurance that material disruptions in supply, which have occurred periodically in the past, will not occur in the future. Any such disruption could have a material adverse effect on the Company's operating results and financial condition. In the event the Company were unable to qualify alternative manufacturing sources for existing or new products in a timely manner or such sources were unable to produce wafers with acceptable manufacturing yields, the Company's business, operating results and financial condition would be materially and adversely affected.

DEPENDENCE ON FOUNDRY MANUFACTURING

         The manufacture of semiconductor wafers for the Company's products is a highly complex process that requires a high degree of technical skill, state-of-the-art equipment and effective cooperation between the wafer foundry and the Company's engineering staff to produce acceptable yields. Worldwide manufacturing capacity for these products is limited. Therefore, significant interruptions in supply from any of the Company's independent foundries could adversely affect the Company and its results of operations. Other unanticipated changes in the Company's wafer supply or assembly arrangements could reduce product availability, increase cost, impair quality and reliability or decrease yield. Many of the factors that could result in such changes are beyond the Company's control. To a considerable extent, the Company's ability to succeed in the future will depend on its ability to maintain access to advanced wafer fabrication technologies. Since the Company does not own or operate its own wafer fabrication or process development facility, the Company depends upon independent companies to provide access to such technologies. In light of this dependency, and the intensely competitive nature of the semiconductor industry, there is no assurance that either technology advantages or timely product introduction can be maintained in the future. In connection with its arrangements with foreign independent wafer suppliers, it is necessary for the Company to provide such suppliers with proprietary information regarding its process and product technologies. Although the Company has entered into confidentiality and nondisclosure agreements with its foreign suppliers, there can be no assurance that the Company will be able to protect its rights under its patents, copyrights, maskwork rights or such confidentiality and nondisclosure agreements in foreign countries.

MANUFACTURING; VARIATION IN PRODUCTION YIELDS

         The manufacture of semiconductor products is highly complex, involving many precise and critical steps, and is sensitive to a wide variety of factors, including the level of contaminants in the manufacturing environment, impurities in the materials used and the performance of sophisticated electronic equipment. Technical problems which may arise in the manufacturing process at the manufacturing facilities of any of the Company's independent foundries can adversely affect manufacturing yields and the overall profitability of the Company. Such technical problems may occur or new problems may arise as the Company begins using new manufacturing processes in connection with the introduction of new products. While the Company is attempting to minimize the impact of such factors and potential problems by developing several sources of wafer supply, certain of the foundries utilized by the Company have experienced lower than anticipated yields. No assurance can be given that the Company or its suppliers will not experience yield problems in the future, which could have a material adverse effect on the Company's results of operations.

RISKS ASSOCIATED WITH FOREIGN SUPPLIERS

         A substantial number of the Company's products are manufactured, and all of the Company's products are assembled, by independent foundries and assembly suppliers located in foreign countries, including Japan and South Korea. The Company is, therefore, subject to certain risks generally associated with contracting with foreign suppliers, including currency exchange fluctuations, political instability, trade restrictions and changes in tariff and freight rates.

THE SEMICONDUCTOR INDUSTRY

         The semiconductor industry is subject to rapid technological change, price erosion, occasional shortages of materials, variations in manufacturing efficiencies, significant expenditures for capital equipment and product development, and cyclical market patterns. In recent years, the industry has experienced intermittent significant economic downturns characterized by diminished product demand, accelerated erosion of selling prices and production overcapacity. Similar fluctuations may occur in the future, and there can be no assurance that the Company will not be materially and adversely affected in the future by such fluctuations or by cyclical conditions in the semiconductor industry or slower growth in any of the markets for the Company's products.

DEPENDENCE ON DATA COMMUNICATION MARKET

         The Company anticipates that substantially all of the Company's future revenues will be attributable to sales of data communication products. The market for data communications products is characterized by intense competition, relatively short product life cycles and rapid technological change. In addition, the market for data communications products has undergone a period of extremely rapid growth and has experienced consolidation among the competitors in the marketplace. The Company expects that substantially all of its revenues for the foreseeable future will continue to consist of sales of data communications products. The Company's results of operations and financial condition would be materially adversely affected in the event of any future slowdown or adverse events in the market for data communications products.

CUSTOMER CONCENTRATION

         During certain periods, a relatively small number of the Company's customers have accounted for a significant portion of the Company's revenues. In the quarter ended December 31, 1994, sales to Apple Computer, Cisco Systems and Hewlett-Packard accounted for approximately 34%, 11% and 11%, respectively, of the Company's revenues. In the quarter ended December 31, 1993, Cisco Systems accounted for approximately 10% of the Company's revenues. The reduction, delay or cancellation of orders from one or more of the Company's significant customers for any reason, including a reduction in the demand for data communications products that include the Company's products, could have a material adverse effect on the Company's results of operations and financial condition. The Company's sales to its customers, including Apple Computer, are made under purchase orders and not pursuant to any long-term agreements. In addition, the Company's products are often sole-sourced to its customers, and the Company's operating results and financial condition could be materially and adversely affected if one or more of the Company's major customers were to develop other sources of supply. Furthermore, in view of the short product life cycles, in the market for data communications products, the Company's operating results would be materially and adversely affected if one or more of the Company's significant customers were to purchase integrated circuits manufactured by one of the Company's competitors for inclusion in new generations of products developed by its customers. The Company is also dependent upon sales representatives and distributors for the sales of its products to systems manufacturers. There can be no assurance that the Company's current customers will continue to place orders with the Company, that orders by existing customers will continue at the levels of previous periods, or that the Company will be able to obtain orders from new customers. The loss of one or more of the Company's current customers could have a material adverse effect on the Company's business, operating results and financial condition. In this regard, the Company has been notified by Apple Computer that orders for the Company's proprietary transceiver products will cease in the second quarter of fiscal 1995 as Apple Computer begins manufacturing its internally developed product. The Company is actively marketing its LAN integrated circuits to Apple Computer for the transceiver products and other data communication applications. Although the Company believes that it will be able to substantially replace such sales with sales of LAN integrated circuits to Apple Computer, additional sales of the Company's existing product line to other customers, and sales of new products, there can be no assurance that the Company will be successful in doing so.

PRIOR RELIANCE UPON MILITARY SALES

         Historically, a substantial proportion of the Company's revenues and net income were attributable to products sold by the Company for use in military applications. During fiscal 1991, 1992, 1993 and 1994, approximately 30%, 16%, 23% and 7%, respectively, of the Company's revenues were attributable to products sold for use in military applications. On average, these products contributed higher profit margins than the Company's other products.
Commencing in fiscal 1992 and accelerating in fiscal 1993 and fiscal 1994, the Company experienced a significant reduction in the demand for products sold for use in military applications as compared with prior periods. This reduction in such products had a material adverse effect on the Company's results of operations and financial condition. As a result of the Company's sale of assets related to its nonvolatile memory products as part of the EEPROM Asset Sale in February 1994, the Company anticipates that it will have no military sales for the foreseeable future.

LITIGATION

         On March 30, 1994, the Company filed a lawsuit in the United States District Court for the Northern District of California against Hualon, one of the Company's foundries and joint development partners. In the lawsuit, the Company originally sought injunctive relief from the court to prevent Hualon from using certain of the nonvolatile memory technology sold by the Company to Atmel pursuant to the Asset Purchase

Agreement, to which Hualon has asserted certain license rights under an alleged license agreement. In response to the Company's claims, Hualon asserted affirmative defenses and counterclaims seeking a declaration by the court that the alleged license agreement is valid and seeking specific performance of the alleged license agreement and other agreements previously entered into by the two parties. Hualon filed a motion for summary judgment and the Company's initial claim was subsequently dismissed by the court. Hualon has subsequently amended its counterclaims to include additional claims, including claims for damages for breach of, and for money owed pursuant to, other agreements between the Company and Hualon. The Company has subsequently amended its original complaint to include a number of additional claims against Hualon, including claims for damages for breach of, and for money owed pursuant to, such other agreements. Under the terms of one of the escrow agreements entered into with Atmel in connection with the EEPROM Asset Sale, under which $4,105,859 is currently on deposit in escrow, the Company will be entitled to receive such funds if, among other things, it is determined by the court that the alleged license agreement is invalid. See "Recent Developments." The Company intends to vigorously prosecute its claims in this lawsuit and to defend the claims made by Hualon. The Company believes that its claims and defenses in this lawsuit are meritorious. However, there can be no assurance as to the possible outcome of this proceeding. In the event that the Company is not successful in invalidating the alleged license agreement, Atmel may assert a claim against the Company under the Asset Purchase Agreement, including a claim for damages, if any, suffered by Atmel as a result of Hualon's use of any of such technology, and, in the event any such claim by Atmel is determined to be valid, Atmel may recover any such damages. The Company believes that, in the event of any claim by Atmel, the amount of damages that may be payable by the Company upon a resolution thereof will not have a material adverse effect on the Company's cash flow, financial position or results of operations. However, there can be no assurance as to such matters.

         On September 4, 1992, an action was filed against the Company by GOCO Realty Fund I, a previous landlord, for rent and damages under a lease of the premises previously occupied by the Company. The Company vacated the premises in July 1992. The claims asserted in this action were subsequently assigned to Brazos. In the action, plaintiff is seeking rent through the original expiration date of the lease, which was September 9, 1994. The lease provided for monthly rental payments of $106,142 from July 1992 through September 1992, $111,449 from October 1992 through September 1993 and $117,021 from October 1993 through September 1994. In addition, plaintiff is seeking certain additional rent and specified damages and costs, including attorneys' fees and courts costs incurred in the litigation. In April 1994, the Company proposed a settlement of this action, and Brazos indicated such a settlement would be acceptable to Brazos. The terms of the settlement would provide for the payment by the Company of $37,500, the issuance by the Company to Brazos of the Shares offered hereby, and the assignment by the Company to plaintiff of a $360,000 promissory note and a $75,000 security deposit on such premises, which are both currently due to the Company. Since April 1994, the Company has been in the process of preparing the final settlement agreement and registering the Shares under the Securities Act. In November 1994, Brazos filed an additional lawsuit against the Company alleging that Brazos has incurred certain damages because the Company and Brazos have not yet entered into a final settlement agreement. The Company believes that this additional lawsuit is without merit. Promptly following the date of this Prospectus, the Company plans to enter into a final settlement of the litigation with Brazos. Upon the execution of a settlement agreement in respect thereof and the fulfillment of the terms thereof, including the issuance of the Shares offered hereby to Brazos, all such actions and related claims against the Company will be dismissed. The Company believes that a settlement agreement containing such terms will be executed and that the terms of such settlement agreement will be fulfilled by the Company. In the event that such a settlement agreement were not executed or the terms of such settlement agreement were not fulfilled by the Company, these actions would proceed and, in the event the Company were not successful in these actions and it were determined that the plaintiff is entitled to recover damages from the Company, the Company's results of operations and financial conditions could be materially and adversely affected.

COMPETITION

         The semiconductor industry is intensely competitive and is characterized by price erosion, rapid technological change, short product life cycles, cyclical market patterns and heightened domestic and international competition in many markets. The Company competes with major domestic and international semiconductor companies, most of which have substantially greater financial, technical, manufacturing and marketing resources than the Company, as well as other substantial resources with which to more effectively pursue engineering, manufacturing, marketing and distribution of their products. In addition, many of the Company's competitors maintain their own wafer fabrication and manufacturing facilities, which the Company considers to be a competitive advantage. Accordingly, the Company believes that it is at a substantial competitive disadvantage in comparison to larger companies with wafer fabrication and manufacturing facilities, broader product lines, greater technical, financial and other resources and a higher level of customer service and support. New entrants may also increase their participation in the semiconductor market. The ability of the Company to compete successfully in the rapidly evolving area of high performance integrated circuit technology depends on factors both within and outside of its control, including success in designing and subcontracting the manufacture of new products that implement new technologies, adequate sources of raw materials, protection of Company products by effective utilization of intellectual property laws, product quality, reliability, price, efficiency of production, the pace at which customers incorporate the Company's integrated circuits into their products, success of competitors' products and general economic conditions. Because the Company does not currently manufacture its own semiconductor wafers, the Company is vulnerable to process technology advances utilized by competitors to manufacture higher performance or lower cost products. There is no assurance that the Company will be able to compete successfully in the future.

PATENTS, LICENSES AND INTELLECTUAL PROPERTY CLAIMS

         The Company's success depends in part on its ability to obtain patents, licenses and other intellectual property rights covering its products and manufacturing processes. To that end, the Company has in the past acquired certain patents and patent licenses and intends to continue to seek patents on its inventions and manufacturing processes in appropriate circumstances. The process of seeking patent protection can be long and expensive and there can be no assurance that patents will issue from currently pending or future applications or that existing patents or any new patents that may be issued will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to the Company. The Company may be subject to or may initiate interference proceedings in the patent office, which can demand significant financial and management resources. As is typical in the semiconductor industry, the Company has from time to time received, and may in the future receive, communications alleging possible infringement of patents or other intellectual property rights of others. Based on industry practice, the Company believes that any necessary licenses or other rights are often obtainable on commercially reasonable terms, but no assurance can be given that licenses would be available or that litigation would not ensue. Litigation, which could result in substantial cost to and diversion of effort by the Company, may be necessary to enforce patents or other intellectual property rights of the Company or to defend the Company against claimed infringement of the rights of others. The failure to obtain necessary licenses or other rights or litigation could have a material adverse effect on the Company's operations.

ENVIRONMENTAL AND OTHER GOVERNMENTAL REGULATIONS

         Certain of the Company's foundry and assembly subcontractors are subject to a variety of government regulations related to the discharge or disposal of toxic, volatile or otherwise hazardous chemicals used in their manufacturing process. The failure by the Company's subcontractors to comply with present or future environmental regulations could result in fines, suspension of production or cessation of operations. Such regulations could also require the subcontractors to acquire equipment or to incur substantial other expenses to comply with environmental regulations. If substantial additional expenses were incurred by the Company's subcontractors, product costs could significantly increase, thus materially adversely affecting the Company's results of operations. Additionally, the Company is subject to a variety of government regulations relating to its operations, such as environmental, labor and export control regulations. While the Company believes it has all permits necessary to conduct its business, the failure to comply with present or future regulations could result in fines being imposed on the Company or suspension or cessation of operations. Any failure by the Company or its subcontractors to control the use of, or adequately restrict the discharge of hazardous substances could subject it to future liabilities, and could have a material adverse effect on the Company.

ATTRACTION AND RETENTION OF KEY PERSONNEL

         The Company's future success is dependent upon its ability to hire and retain qualified technical and management personnel, particularly highly skilled design engineers involved in new product development. The competition for such personnel is intense and there can be no assurance that the Company will be able to attract and retain skilled and experienced personnel in the future. Any failure to attract or retain such personnel could adversely affect the Company's future prospects and profitability.

TAX LOSS CARRYFORWARDS

         At September 30, 1994, the Company had net operating loss carryforwards of approximately $103,000,000 for federal tax purposes, which expire in 1998 through 2008. Under Section 382 of the Internal Revenue Code of 1986, as amended, utilization of prior net operating loss carryforwards is limited after an ownership change, as defined in Section 382, to an annual amount equal to the value of the loss corporation's outstanding stock immediately before the date of the ownership change multiplied by the federal long-term tax-exempt rate. This offering is not expected to limit the Company's utilization of net operating loss carryforwards under Section 382. However, there can be no assurance that the Company will not issue additional shares to obtain necessary additional future financing or that certain of the Company's major stockholders will not sell all of their shares, in each case in a transaction that would trigger such Section 382 limitation. In the event the Company achieves profitable operations and triggers the Section 382 limitation, any significant limitation on the utilization of net operating loss carryforwards would have the effect of increasing the Company's tax liability and reducing net income and available cash resources.

VOLATILITY OF STOCK PRICE

         The Company's Common Stock has experienced substantial price volatility and such volatility may occur in the future, particularly as a result of quarter to quarter variations in the actual or anticipated financial results of, or announcements by, the Company, its competitors and other companies in the semiconductor industry. In addition, the stock market has experienced extreme price and volume fluctuations which have affected the market price of many technology companies in particular and which have often been unrelated to the operating performance of these companies. Broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Common Stock. See "Price Range of Common Stock."

EFFECT OF ANTITAKEOVER PROVISIONS

         The Company's Board of Directors has the authority to issue up to 1,000,000 shares of Preferred Stock and to determine the price, rights, preferences, and privileges of those shares without any further vote or action by the Company's stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. While the Company has no present intention to issue shares of Preferred Stock, such issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, such Preferred Stock may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance thereof could have a material adverse effect to the market value of the Common Stock. Furthermore, the Company is subject to the anti-takeover provisions of
Section 203 of the Delaware

General Corporation Law, which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change of control of the Company. Certain other provision of the Company's Certificate of Incorporation may have the affect of delaying or preventing changes in control or management of the Company, which could adversely affect the market price of the Company's Common Stock. See "Description of Capital Stock."

                                USE OF PROCEEDS

         The Shares offered pursuant hereto are being issued to Brazos as partial consideration for the settlement of certain litigation between the Company and Brazos. See "Sale of the Shares." As a result, the Company will not receive any cash proceeds from the issuance of these Shares.


                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

         SEEQ's Common Stock is traded in the over-the-counter market and prices are quoted on the Nasdaq National Market under the symbol "SEEQ". The following table sets forth the range of closing high and low closing sale prices for the Common Stock as reported by the Nasdaq National Market for each fiscal quarter during the periods indicated. See the cover page of this Prospectus for a recent price for the Company's Common Stock.


                                                                                      HIGH                      LOW
                                                                                     ------                    -----
                 FISCAL 1993
                          First Quarter  . . . . . . . . . . . . . . . . . .         $1-1/2                    $3/4
                          Second Quarter . . . . . . . . . . . . . . . . . .         $1-5/8                    $1
                          Third Quarter  . . . . . . . . . . . . . . . . . .         $1-5/8                    $1
                          Fourth Quarter . . . . . . . . . . . . . . . . . .         $1-3/4                    $31/32

                 FISCAL 1994
                          First Quarter  . . . . . . . . . . . . . . . . . .         $1-3/4                    $1-1/16
                          Second Quarter . . . . . . . . . . . . . . . . . .         $1-1/2                    $1-3/32
                          Third Quarter  . . . . . . . . . . . . . . . . . .         $1-5/16                   $15/16
                          Fourth Quarter . . . . . . . . . . . . . . . . . .         $1-9/32                   $15/16

                 FISCAL 1995
                          First Quarter  . . . . . . . . . . . . . . . . . .         $1-1/8                    $3/4
                          Second Quarter (through February 17, 1995) . . . .         $1-15/32                  $13/16




         The Company has never paid any cash dividends and the Board of Directors currently does not anticipate paying cash dividends in the foreseeable future. The Company is restricted under its financing agreements from paying dividends without the consent of the lender.

                                 CAPITALIZATION

         The following table sets forth the capitalization of the Company at December 31, 1994, and as adjusted to reflect the effect of the issuance of the Shares offered hereby.


                                                                                  AS OF DECEMBER 31, 1994
                                                                              --------------------------------
                                                                                  ACTUAL         AS ADJUSTED
                                                                                  ------         -----------
                                                                                         (IN THOUSANDS)
Long-term obligations, less current portion . . . . . . . . . . . .            $   1,621         $   1,621
                                                                               ---------         ---------

Stockholders' Equity:
  Preferred Stock, $.01 par value; 1,000,000 shares
    authorized, no shares outstanding . . . . . . . . . . . . . . .                  ___               ___
  Common Stock, $.01 par value; 40,000,000 shares
    authorized, 25,818,152 shares outstanding;
    26,193,152 shares outstanding, as adjusted(1) . . . . . . . . .                  258               262
  Additional paid-in capital  . . . . . . . . . . . . . . . . . . .              117,529           117,923
  Accumulated deficit . . . . . . . . . . . . . . . . . . . . . . .             (113,219)         (113,219)
                                                                               ---------         ---------
    Total stockholders' equity  . . . . . . . . . . . . . . . . . .            $   4,568         $   4,966
                                                                               =========         =========

_______________________________________

(1) Excludes as of December 31, 1994 (i) 3,110,718 shares issuable upon the exercise of outstanding stock options and 2,008,217 shares available for future option grants under the Company's Restated 1982 Stock Option Plan and Non-employee Director Stock Option Plan, (ii) 142,273 shares issuable pursuant to the Company's Periodic Stock Purchase Plan, and (iii) 3,357,385 shares issuable upon exercise of outstanding warrants to purchase shares of Common Stock.

                               SALE OF THE SHARES


         The Shares are being offered by the Company to Brazos in settlement of certain litigation pending against the Company. The litigation involves an action originally instituted against the Company by a previous landlord for rent and damages under a lease of certain premises previously occupied by the Company. The claims asserted in this action were subsequently assigned to Brazos. Promptly following the date of this Prospectus, the Company plans to propose a settlement of the litigation to Brazos. The terms of the settlement would provide for the payment by the Company of $37,500, the issuance by the Company to Brazos of the 375,000 Shares offered hereby, and the assignment by the Company to Brazos of a $360,000 promissory note and a $75,000 security deposit on such premises, which are both currently due to the Company. Upon the execution of a settlement agreement in respect thereof and the fulfillment of the terms of such settlement agreement, including the issuance of the Shares offered hereby to Brazos, all such actions and related claims against the Company will be dismissed. See "Risk Factors - Litigation."

                          DESCRIPTION OF CAPITAL STOCK


         The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock, par value $0.01 per share, and 1,000,000 shares of Preferred Stock, par value $0.01 per share. As of December 31, 1994, there were 25,818,152 shares of Common Stock outstanding and no shares of Preferred Stock were outstanding.

COMMON STOCK

         The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. The Company has no redemption rights with respect to the Common Stock. All of the outstanding shares of Common Stock presently outstanding are, and the Shares offered hereby will be, fully paid and non-assessable. The rights, preferences and privileges of the Common Stock are subject to any series of Preferred Stock which the Company may issue in the future.

PREFERRED STOCK

         The Board of Directors is authorized to provide for the issuance of Preferred Stock in one or more series and to fix the number of shares constituting any such series, the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights, redemption privileges, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the stockholders of the Company. The issuance of shares of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock or adversely affect the rights and powers, including voting rights, of the holders of the Common Stock. The issuance of shares of Preferred Stock could have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders. The Company has no current plans to issue any shares of Preferred Stock.

TRANSFER AGENT AND REGISTRAR

         American Stock Transfer & Trust Company, New York, New York, is the transfer agent and registrar for the Company's Common Stock.

                                 LEGAL MATTERS


         The validity of the securities offered hereby will be passed upon for the Company by Brobeck, Phleger & Harrison, San Francisco, California. Certain attorneys of Brobeck, Phleger & Harrison beneficially own an aggregate of approximately 11,000 shares of the Company's Common Stock.


                                    EXPERTS


         The consolidated financial statements as of September 30, 1994 and 1993 and for each of the three years in the period ended September 30, 1994, incorporated by reference in this Prospectus, have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given upon the authority of said firm as experts in auditing and accounting.

                                 375,000 SHARES

                          SEEQ TECHNOLOGY INCORPORATED

                                  COMMON STOCK

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth an itemized statement of various expenses in connection with the sale and distribution of the securities being registered other than underwriting discounts and commissions. All of the amounts shown are estimates except for the SEC registration fee.

         SEC registration fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $   130
         Legal fees and expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . .         45,000
         Accounting fees and expenses . . . . . . . . . . . . . . . . . . . . . . . . .         25,000
         Miscellaneous  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          5,000
                                                                                               -------
                 Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $75,130
                                                                                               =======

The Company will bear all the expenses of the Offering listed above.


ITEM 15.   INDEMNIFICATION OF OFFICERS AND DIRECTORS.

         Section 145 of the Delaware General Corporation Law permits a corporation to grant indemnification to directors, officers and other agents in terms sufficiently broad to permit indemnification under certain circumstances for liabilities, including expenses, arising in connection with the Securities Act of 1933, as amended. Pursuant to the Certificate of Incorporation and the Bylaws of the Company, directors and officers of the Company are indemnified to the full extent permitted by law. In addition, the Company has entered into indemnification agreements with its officers and directors that indemnify such officers and directors to the full extent permitted by law against all expenses (including attorneys' fees), judgments, fines or settlement amounts incurred or paid by them in any action or proceeding, including any action by or on behalf of the Company, on account of their service as an officer or director of the Company.


ITEM 16.   EXHIBITS.

 4.1 Certificate of Incorporation (incorporated by reference to the Company's Form 8-B filed on June 2, 1987).

 4.2 Bylaws (Incorporated by reference to the Company's Form 8-B filed on June 2, 1987).

 5.1*    Opinion of Brobeck, Phleger & Harrison.

10.1 Form of Indemnification Agreement with Directors and Officers (incorporated herein by reference to Registrant's Form 8-B filed on June 2, 1987).

10.2 Restated Periodic Purchase Plan, as amended (incorporated herein by reference to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1991).

10.3 Notice of Periodic Purchase Plan Offerings (incorporated herein by reference to Registrant's Form S-8 Registration Statement (Registration No. 33-27419) filed on March 7, 1989).

10.4 Restated 1982 Stock Option Plan, as amended (incorporated herein by reference to Registrant's Form S-8 Registration Statement (Registration No. 33-6544) filed on July 2, 1993).

10.5 1989 Non-Employee Director Stock Option Plan (incorporated herein by reference to Registrant's Form S-8 Registration Statement (Registration No. 33-35838) filed on July 11, 1990).

10.6 Kodiak Technology Incorporated 1989 Stock Option Plan, and related Stock Option and Stock Purchase Agreements (incorporated herein by reference to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1989).
10.7 Build to Suit Lease dated as of October 15, 1982, as amended ("1982 Lease"), between the Company and David W. Mariani Investment Partnership dba Mariani Financial Co. (incorporated herein by reference to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1986).
10.8 Stock Purchase Agreement dated as of July 16, 1990 between the Company and Hualon Microelectronics Corporation (incorporated herein by reference to Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 1990).
10.9 Technology Transfer and Foundry Agreement dated as of July 16, 1990 between the Company and Hualon Microelectronics Corporation (subject to confidential treatment) (incorporated herein by reference to Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 1990).
10.10 Business Loan Agreement with Silicon Valley Bank dated as of August 2, 1991 (incorporated herein by reference to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1991).
10.11 Amendment to Business Loan Agreement with Silicon Valley Bank as of February 24, 1993 (incorporated herein by reference to Registrant's Registration Statement on Form S-1 (Registration No. 33-47985)).
10.12 Warrant Purchase Agreement dated as of August 2, 1991 with Silicon Valley Bank and warrant issued pursuant thereto (incorporated herein by reference to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1991).
10.13 Foundry Agreement dated as of November 15, 1991 between the Company and International Microelectronic Products Inc. (subject to request for confidential treatment) (incorporated herein by reference to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1991).
10.14 Loan and Security Agreement with CIT Group/Credit Finance, Inc. dated November 22, 1993 (incorporated herein by reference to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30,
         1993).
10.15 Warrant Agreement dated January 29, 1992 between the Company and certain stockholders (incorporated by reference herein to Registrant's Registration Statement on Form S-1 (Registration No. 33-64822)).
10.16 Warrant Agreement dated April 27, 1993 between the Company and certain stockholders (incorporated by reference herein to Registrant's Registration Statement on Form S-1 (Registration No. 33-64822)).
10.17 Form of Warrant issued by the Company to certain stockholders on July 30, 1993 (incorporated by reference herein to Registrant's Registration Statement on Form S-1 (Registration No. 33-64822)).
10.18 Stock Purchase Agreement and Exhibits thereto dated January 10, 1992 between the Company and certain stockholders (incorporated by reference herein to Registrant's Registration Statement on Form S-1 (Registration No. 33-64822)).
10.19 Asset Purchase Agreement dated February 7, 1994 between the Company and Atmel Corporation (incorporated by reference to the Company's Form 8-K dated February 7, 1994).
10.20 Stock Purchase Agreement dated February 7, 1994 between the Company and Atmel Corporation (incorporated by reference to the Company's Form 8-K dated February 7, 1994).
10.21 Escrow Agreement dated February 7, 1994 between the Company, Atmel Corporation and Wilson, Sonsini, Goodrich & Rosati, P.C.
         (incorporated by reference to the Company's Form 8-K dated February 7,
         1994).
10.22 Escrow Agreement dated April 14, 1994 between the Company, Atmel and Bank of America NT&SA (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31,
         1994).

10.23 Separation Agreement dated as of October 1, 1993, between the Company and J. Daniel McCranie (incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30,
         1994).
10.24 Separation Agreement dated as of March 4, 1994, between the Company and Michael E. Villott (incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30,
         1994).
13.1 Annual Report on Form 10-K for the fiscal year ended September 30, 1994 (incorporated herein by reference to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1994).
23.1*    Consent of Price Waterhouse LLP, independent accountant.
23.2* Consent of Brobeck, Phleger & Harrison (included in the Opinion of Counsel filed as Exhibit 5.1 hereto).

____________________________________________________
*  Filed herewith.

ITEM 17.   UNDERTAKINGS.

         The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security-holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirement of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Fremont, California on this 17th day of February, 1995.


                                             SEEQ TECHNOLOGY INCORPORATED


                                          By   /s/ Ralph J. Harms
                                             ---------------------------------
                                             Ralph J. Harms
                                             Vice President, Finance
                                               and Administration,
                                             Chief Financial Officer
                                               and Secretary


         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.


        Signature                   Title                         Date
        ---------                   -----                         ----
           *                President, Chief Executive        February 17, 1995
- -------------------------   Officer and Director
  (Phillip J. Salsbury)     (Principal Executive Officer)



/s/  Ralph J. Harms         Vice President, Finance and       February 17, 1995
- -------------------------   Administration, Chief
    (Ralph J. Harms)        Financial Officer and Secretary
                            (Principal Financial and
                            Accounting Officer)


           *                Chairman of the                   February 17, 1995
- -------------------------   Board of Directors
    (Alan V. Gregory)




           *                Director
- -------------------------
  (J. Daniel McCranie)



           *                Director                          February 17, 1995
- -------------------------
  (Charles C. Harwood)



           *                Director                          February 17, 1995
- -------------------------
     (Peter C. Chen)



*By  /s/ Ralph J. Harms
   ----------------------
        (Ralph J. Harms)
       (Attorney-in-fact)





                                      II-

                          SEEQ TECHNOLOGY INCORPORATED

                               INDEX TO EXHIBITS

                                                                                                   Sequentially
                                                                                                     Numbered
Exhibit    Description                                                                                 Page
- -------    -----------                                                                             ------------
4.1        Certificate of Incorporation (incorporated by reference to the Company's Form 8-B filed on June 2, 1987.

4.2        Bylaws (Incorporated by reference to the Company's Form 8-B filed on June 2, 1987).

5.1*       Opinion of Brobeck, Phleger & Harrison.

10.1       Form of Indemnification Agreement with Directors and Officers (incorporated herein by reference to Registrant's Form 8-B filed on June 2, 1987).

10.2       Restated Periodic Purchase Plan, as amended (incorporated herein by reference to
           Registrant's Annual Report on Form 10-K for the fiscal year ended September 30,
           1991).

10.3       Notice of Periodic Purchase Plan Offerings (incorporated herein by reference to
           Registrant's Form S-8 Registration Statement (Registration No. 33-27419) filed on
           March 7, 1989).

10.4       Restated 1982 Stock Option Plan, as amended (incorporated herein by reference to
           Registrant's Form S-8 Registration Statement (Registration No. 33-6544) filed on
           July 2, 1993).

10.5       1989 Non-Employee Director Stock Option Plan (incorporated herein by reference to
           Registrant's Form S-8 Registration Statement (Registration No. 33-35838) filed on
           July 11, 1990).

10.6       Kodiak Technology Incorporated 1989 Stock Option Plan, and related Stock Option and
           Stock Purchase Agreements (incorporated herein by reference to Registrant's Annual
           Report on Form 10-K for the fiscal year ended September 30, 1989).

10.7       Build to Suit Lease dated as of October 15, 1982, as amended (``1982 Lease''), between the Company and David W. Mariani Investment Partnership dba Mariani
           Financial Co. (incorporated herein by reference to Registrant's Annual Report on
           Form 10-K for the fiscal year ended September 30, 1986).

10.8       Stock Purchase Agreement dated as of July 16, 1990 between the Company and Hualon
           Microelectronics Corporation (incorporated herein by reference to Registrant's
           Quarterly Report on Form 10-Q for the period ended June 30, 1990).

10.9       Technology Transfer and Foundry Agreement dated as of July 16, 1990 between the
           Company and Hualon Microelectronics Corporation (subject to confidential treatment)
           (incorporated herein by reference to Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 1990).

10.10      Business Loan Agreement with Silicon Valley Bank dated as of August 2, 1991
           (incorporated herein by reference to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1991).

10.11      Amendment to Business Loan Agreement with Silicon Valley Bank as of February 24,
           1993 (incorporated herein by reference to Registrant's Registration Statement on
           Form S-1 (Registration No. 33-47985)).

10.12      Warrant Purchase Agreement dated as of August 2, 1991 with Silicon Valley Bank and warrant issued pursuant thereto (incorporated herein by reference to Registrant's
           Annual Report on Form 10-K for the fiscal year ended September 30, 1991).

10.13      Foundry Agreement dated as of November 15, 1991 between the Company and
           International Microelectronic Products Inc. (subject to request for confidential treatment) (incorporated herein by reference to Registrant's Annual Report on
                 Form 10-K for the fiscal year ended September 30, 1991).

10.14            Loan and Security Agreement with CIT Group/Credit Finance, Inc. dated November 22,
                 1993 (incorporated herein by reference to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1993).

10.15            Warrant Agreement dated January 29, 1992 between the Company and certain stockholders (incorporated by reference herein to Registrant's Registration
                 Statement on Form S-1 (Registration No. 33-64822)).

10.16            Warrant Agreement dated April 27, 1993 between the Company and certain stockholders
                 (incorporated by reference herein to Registrant's Registration Statement on Form S-1
                 (Registration No. 33-64822)).

10.17            Form of Warrant issued by the Company to certain stockholders on July 30, 1993
                 (incorporated by reference herein to Registrant's Registration Statement on Form S-1
                 (Registration No. 33-64822)).

10.18            Stock Purchase Agreement and Exhibits thereto dated January 10, 1992 between the
                 Company and certain stockholders (incorporated by reference herein to Registrant's
                 Registration Statement on Form S-1 (Registration No. 33-64822)).

10.19            Asset Purchase Agreement dated February 7, 1994 between the Company and Atmel
                 Corporation (incorporated by reference to the Company's Form 8-K dated February 7,
                 1994).

10.20            Stock Purchase Agreement dated February 7, 1994 between the Company and Atmel
                 Corporation (incorporated by reference to the Company's Form 8-K dated February 7,
                 1994).

10.21            Escrow Agreement dated February 7, 1994 between the Company, Atmel Corporation and
                 Wilson, Sonsini, Goodrich & Rosati, P.C. (incorporated by reference to the Company's
                 Form 8-K dated February 7, 1994).

10.22            Escrow Agreement dated April 14, 1994 between the Company, Atmel and Bank of America
                 NT&SA (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1994).

10.23            Separation Agreement dated as of October 1, 1993, between the Company and J. Daniel
                 McCranie (incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1994).

10.24            Separation Agreement dated as of March 4, 1994, between the Company and Michael E.
                 Villott (incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1994).

13.1             Annual Report on Form 10-K for the fiscal year ended September 30, 1994
                 (incorporated herein by reference to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1994).

23.1*            Consent of Price Waterhouse LLP, independent accountant.

23.2*            Consent of Brobeck, Phleger & Harrison (included in the Opinion of Counsel filed as
                 Exhibit 5.1 hereto).

________________________
*  Filed herewith.